Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Blue Owl Capital Group LLC)
(SEC ID No. 8-69744)
Statement of Financial Condition
December 31, 2024
(With Report of Independent Registered Public Accounting Firm Thereon)

Filed as public information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blue Owl Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

375 Park Avenue
(No. and Street)

New York	NY	10152
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew DiResta	212-651-4716	andrew.diresta@blueowl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Connor _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blue Owl Securities LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRIANNA MCCORMACK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MC6439075
Qualified in New York County
Commission Expires August 22, 2026

Signature: _____

Title:
Chief Executive Officer

Brianna M'Cormack
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the CEO
Blue Owl Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Blue Owl Securities LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
February 21, 2025

Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Blue Owl Capital Group LLC)
Statement of Financial Condition
As of December 31, 2024

Assets		
Cash	$	8,982,587
Due from related parties		133,588
Dealer manager fee receivable		5,705,227
Other assets		1,164,180
Total Assets	**$**	**15,985,582**
Liabilities		
Accrued compensation	$	3,085,208
Accrued trail commissions		6,524,286
Due to related party		807,119
Accounts payable, accrued expenses and other liabilities		746,453
Total Liabilities		**11,163,066**
Commitments and contingencies (Note 4)		—
Member's Equity		**4,822,516**
Total Liabilities and Member's Equity	**$**	**15,985,582**

The accompanying notes are an integral part of this financial statement.

Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Blue Owl Capital Group LLC)
Notes to the Financial Statement
For the Year ended December 31, 2024

1. ORGANIZATION

Blue Owl Securities LLC (the "Company") (f/k/a Owl Rock Capital Securities LLC) is a limited liability company established in the state of Delaware on December 17, 2015. On January 5, 2017 the Company became a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is a wholly owned subsidiary of Blue Owl Capital Group LLC (f/k/a Owl Rock Capital Group LLC), which together with affiliates, consolidates into Blue Owl Capital Inc., a global asset manager established in the state of Delaware ("Blue Owl"). The Company provides distribution services to certain affiliates of the Company as an agent for investment advisors affiliated with the Company ("Investment Advisors" or individually "Investment Advisor") and the products to which they manage ("Blue Owl Products").

The Company does not carry securities accounts for customers or perform custodial services. The Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in United States dollars ("U.S. dollars").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements during the reporting periods. Actual results could differ from these estimates and such differences could be material to the financial statements.

Cash

Cash is comprised of demand deposit accounts.

Dealer Manager Fee Receivable

Dealer manager fee receivable include receivables from the Investment Advisors and Blue Owl Products for distribution services provided.

Other Assets

Other assets include prepaid expenses.

Accrued Compensation

Accrued Compensation consists of commissions. Compensation is generally accrued over the related service period. Accrued compensation represents compensation due to employees.

Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Blue Owl Capital Group LLC)
Notes to the Financial Statement
For the Year ended December 31, 2024

Income Taxes

The Company is a disregarded entity for tax purposes and is included in the federal partnership tax return or its member (or ultimate owner). The Company is not subject to, and does not intend to enter into, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements from another party in the future.

Segment Reporting

The Company operates through one operating and reportable segment that provides distribution services to certain affiliates of the Company. The Company's, and therefore the single segment's, primary sources of revenues are from providing distribution, marketing, and shareholder services to Blue Owl Products. The Company generates substantially all of its revenues in the United States. The accounting policies of the segment are consistent with the policies described within this Note 2.

The Company's Chief Operating Decision Makers ("CODMs") are Blue Owl's Co-CEOs. The Company concluded that it has a single operating segment, as this reflects how the CODMs allocate resources and assess performance under Blue Owl's "one-firm approach," which includes operating collaboratively across product lines, with a single expense pool at the consolidated Blue Owl level. GAAP net income is the primary measure of segment operating performance. The CODMs also utilize other supplemental measures not prepared in accordance with GAAP to manage the business and allocate resources, such as budgeting and to assess the operating results. The measure of segment assets is reported in the Statement of Financial Condition. The significant expense categories that are regularly reviewed by the CODMs are presented in the Company's Statements of Operations.

New Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the FASB. ASUs not listed below were not applicable, not expected to have a material impact on the Company's Financial Statements when adopted or did not have a material impact on the Company's Financial Statements upon adoption.

Standard	Description	Effective Date and Method of Adoption	Impact on Financial Statements
ASU 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	The guidance requires incremental disclosures related to a public entity's reportable segment disclosure requirements. The amendments are as follows: • Introduce a new requirement to disclose significant segment expenses regularly provided to the chief operating decision maker ("CODM"). • Extend certain annual disclosures to interim periods. • Clarify single reportable segment entities must apply ASC 280 in its entirety. • Require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. • Permit more than one measure of segment profit or loss to be reported under certain conditions. The guidance does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments.	The Company adopted the ASU beginning with the 2024 financial statements.	As a result of adopting this standard, the Company included incremental segment disclosures above.

Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Blue Owl Capital Group LLC)
Notes to the Financial Statement
For the Year ended December 31, 2024

3.   RELATED PARTY TRANSACTIONS

Due to Related Parties

The Company considers Blue Owl Products and its Investment Advisors to be related parties. As of December 31, 2024, the due to/from related parties balance consisted of amounts payable/receivable resulting from the following agreements:

Blue Owl Canada ULC

The Company has entered into a Inter-Company Service Agreement with Blue Owl Canada ULC. Under the terms of such agreement, Blue Owl Canada ULC provides marketing, distribution and related services (collectively the distribution services) to the Company, which supports Blue Owl in marketing and promoting certain Blue Owl funds in Canada. The Company is responsible for commissions related to these services. Pursuant to the service agreement, the Company has a payable of $0.8 million, which is included within due to related parties in the Statement of Financial Condition.

Expense Sharing Agreement

The Company is a party to an expense sharing agreement with Blue Owl Capital Holdings LLC and Blue Owl Capital Holdings LP and certain of its affiliates ("Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company is solely responsible for any commissions of personnel whose activities are primarily sales related ("Registered Representatives"), which is paid by Blue Owl Capital Holdings, LLC. Certain expenses of the Company will be paid by Blue Owl Capital Holdings LLC or Blue Owl Capital Holdings LP without recourse to the Company however, there are circumstances that result in expenses being borne by the Company that result in a payable to affiliates. As a result, there are due to related parties balances created which are reflected in the Statement of Financial Condition.

Dealer Manager Agreements

The Company has entered into certain dealer manager agreements with the Investment Advisors and Blue Owl Products. Under the terms of such agreements, the Company provides the following services with respect to Blue Owl Products: solicitation of subscriptions for capital commitments; dealer manager services to distribute shares of common stock of certain of Blue Owl Products; and other related services (collectively, "Dealer Manager Services"). Pursuant to such dealer manager agreements, the Company earns commissions that can be earned upfront or over a period of more than one year.

The Company engages third party dealers ("Participating Dealers") to assist it in performing Dealer Manager Services. The Company reallows a portion of its Commissions to Participating Dealers as a compensation for their services. Such commission expense is included in accrued trail commissions in the Statement of Financial Condition.

Broker Dealer Services Agreement

The Company is a party to a services agreement ("Broker Dealer Services Agreement") with Blue Owl Capital Group and certain of its affiliates. In accordance with the Broker Dealer Services Agreement, the Company provides distribution and related services with respect to Blue Owl Products on behalf of Investment Advisors. The substance of the Broker Dealer Services Agreement is to provide additional compensation for distribution services provided to Investment Advisors. The Company charges a fee to the Investment Advisors for providing these services. The fee consists of all costs of the Company net of the Company's dealer manager fee revenue which is reflected within due from related parties on the Statement of Financial Condition.

Blue Owl Securities LLC
(A Wholly Owned Subsidiary of Blue Owl Capital Group LLC)
Notes to the Financial Statement
For the Year ended December 31, 2024

4. COMMITMENTS AND CONTINGENCIES

Indemnification Arrangements

Consistent with standard business practices in the normal course of business, the Company enters into contracts that contain indemnities for affiliates of the Company, persons acting on behalf of the Company or such affiliates and third parties. The terms of the indemnities vary from contract to contract and the Company's maximum exposure under these arrangements cannot be determined and has not been recorded in the Statement of Financial Condition. As of December 31, 2024, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Litigation

From time to time, the Company may be named as a defendant in legal actions in the ordinary course of business. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its Statement of Financial Condition.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, Blue Owl Securities is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital in excess of the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2024, the Company had net capital of $3,499,870 which exceeded the required net capital minimum of $744,204 by $2,755,666.

6. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred from January 1, 2025 through February 21, 2025, the date this financial statement was available to be issued. In February 2025, The Company submitted an application to the Financial Industry Regulatory Authority to elect the alternative net capital standard pursuant to SEC Rule 15c3-1(a)(1)(ii). Once approved, The Company will maintain a minimum net capital requirement of $250,000.